Exhibit 99.1
Grab Prices Upsized $1.5 Billion Convertible Notes Offering
NEW YORK, June 10, 2025—Grab Holdings Limited (NASDAQ: GRAB, the “Company” or “Grab”), today announced the pricing of an upsized offering of $1.5 billion aggregate principal amount of zero coupon convertible senior notes due 2030 (the “Notes”). The offering was upsized from the previously announced offering of $1.25 billion aggregate principal amount of convertible senior notes due 2030.

Grab intends to use the net proceeds from the Notes Offering (i) for general corporate purposes, (ii) to optimize strategic flexibility, which may include potential acquisitions, while continuing to maintain a high bar for such transactions, (iii) for the Concurrent Repurchase (as described below), in relation to which it expects to fully utilize the $274 million authorized but unused amount under its $500 million share repurchase program announced in February 2024, and (iv) for any other share repurchases that may be authorized by its board of directors.

Terms of the Notes

The Notes will be senior, unsecured obligations of the Company and not bear regular interest. The Notes will mature on June 15, 2030 unless redeemed, repurchased or converted prior to such date. Holders may not convert the Notes at any time on or prior to the 40th day following the last date of original issuance of the Notes (such date, the “Compliance Period End Date”). After the Compliance Period End Date, Holders may convert their Notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Upon conversion, the Notes may be settled in Class A Ordinary Shares, cash or a combination of cash and Class A Ordinary Shares, at the Company’s election.

The initial conversion rate of the Notes is 152.6252 Class A Ordinary Shares of the Company, per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$6.55 per Class A Ordinary Share and represents a conversion premium of approximately 40% above the closing price of US$4.68 per Class A Ordinary Share on NASDAQ on June 10, 2025. The conversion rate of the Notes is subject to adjustment upon the occurrence of certain events.

On or after June 21, 2028, Grab may redeem for cash all or part of the Notes, at its option (such redemption, an “Optional Redemption”), if the last reported sale price of Grab’s Class A Ordinary Shares has been at least 130% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately prior to the date Grab provides notice of redemption and (ii) the trading day immediately preceding the date Grab sends such notice. Grab may also redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (“Cleanup Redemption”). In addition, Grab may redeem all but not part of the Notes in the event of certain changes in the tax laws (“Tax Redemption”).

Holders of the Notes will have the right, at their option, to require the Company to repurchase for cash all or part of their Notes, on June 15, 2028 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus applicable accrued and unpaid special interest, if any. In addition, subject to certain conditions and a limited exception, holders of the Notes will have the right to require the Company to repurchase all or part of their Notes upon occurrence of certain events that constitute a fundamental change. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

Concurrent Repurchase

Concurrently with the pricing of the Notes, Grab plans to repurchase its Class A Ordinary Shares with an aggregate value of approximately US$273.5 million from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent, at a price per Class A Ordinary Share equal to US$4.68, the closing price of the Class A Ordinary Shares on the NASDAQ on June 10, 2025 (such transactions, the “Concurrent Repurchase”). The Concurrent Repurchase is expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes. This will allow such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. The Concurrent Repurchase is being made pursuant to Grab’s share repurchase program announced in February 2024, under which Grab may repurchase up to $500 million worth of its outstanding Class A Ordinary Shares.

Other Matters

Application will be made to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the Official List of the SGX-ST.

The Notes and the Class A Ordinary Shares deliverable upon conversion thereof have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and, unless so registered, may not be offered or sold within the United States or to U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, the Notes are being offered and sold only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) outside of the United States in offshore transactions in reliance on Regulation S.

The Company expects to close the Notes Offering on or about June 13, 2025, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the Notes and the Class A Ordinary Shares of the Company in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the proposed offering of the Notes and the Concurrent Repurchase and there can be no assurance that the proposed offering or the Concurrent Repurchase will be completed.

Any repurchase activities of the Company, whether concurrently with the pricing of the Notes or otherwise pursuant to its share repurchase plans, could increase, or reduce the magnitude of any decrease in, the market price of the ordinary shares and the price of the Notes.

The Company expects that potential purchasers of the Notes may employ a convertible arbitrage strategy to hedge their exposure in connection with the Notes. Any such activities by potential purchasers of the Notes following the pricing of the Notes and prior to the maturity date could affect the market price of the ordinary shares and the trading price of the Notes. The effect, if any, of the activities described in this paragraph, including the direction or magnitude, on the market price of the ordinary shares and the trading price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

For further information, please contact:

Media
press@grab.com

Investors
investor.relations@grab.com

About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic, social, and political conditions, currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.